PROSPECTUS SUPPLEMENT NO. 1

Filed pursuant to Rule 424(b)(3)

TO PROSPECTUS DATED AUGUST 30, 2012

Registration No. 333-183636

FUTURE HEALTHCARE OF AMERICA

Supplement No. 1

to

Prospectus dated August 30, 2012

This Prospectus Supplement no. 1 supplements and amends our Prospectus, dated August 30, 2012.  This Prospectus Supplement No. 1 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus, which is on file with the Securities and Exchange Commission.  This Prospectus No. 1 is qualified by reference to the Prospectus, except to the extent that the information herein supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT NO. 1 OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

A.  The disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is hereby amended to read as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Audited financial statements as of December 31, 2011, 2010 and 2009 (see Appendix F) are provided in this Prospectus.  In addition, summary financial data is provided in “Selected Financial Data” above.

Operational Overview

FU acquired Interim on September 8, 2005 and has operated the subsidiary with the oversight of management. FU’s activity has been principally devoted to organizational activities, raising capital, evaluating operational opportunities and fulfilling regulatory requirements.  On March 16, 2008, Interim purchased an independent home healthcare agency in Billings, Montana and per the terms of the franchise agreement, converted the Billings agency to an Interim Healthcare franchise.

Results of Operations:

Nine months ended September 30, 2012 compared to nine months ended September 30, 2011:

During the first nine months of 2012, Interim recorded revenues of $3,231,286, a 30% increase over revenues of $2,484,685 for the same period in 2011.  The increase for 2012 reflects an increase in revenue driven by the increased use of our staffing services in Billings, MT and growth in our healthcare business in Casper, WY.

In 2012, cost of services totaled $2,173,458, a 29% increase as compared to $1,685,355 in 2011. This is a reflection of the costs associated with the increase in revenue. Interim posted a gross profit of $1,057,828 during 2012, versus a gross profit of $799,330 for 2011, an increase of 32%.

Interim recorded total operating expenses of $919,523 during 2012, a 33% increase as compared to operating expenses of $689,432 in the same period of 2011.  General and administrative expenses totaled $233,574 in 2012 versus $215,132 in 2011, an increase of 9%, due to an increase in our liability insurance. Salaries, wages and related expenses increased to $614,762 in 2012 from $418,984 in 2011, an increase of 47% due to recording of bonuses for the spin-off of FHA.  Selling expenses in 2012 were $59,461 versus $44,042 in 2011driven by an increased spending for advertising.

Interim’s net income available to common shareholders was $140,389 in 2012.  This represents a $29,722 increase, or 27%, from our net income of $110,667 in 2011.

Fiscal year ended December 31, 2011 compared to fiscal year ended December 31, 2010:

During 2011, Interim recorded revenues of $3,425,721, an 11% increase over revenues of $3,099,090 for the same period in 2010.  The increase for 2011 reflects an increase in revenue driven by the increased use of our staffing services in the Billings, MT location.

In 2011, cost of services totaled $2,305,789, a 10% increase as compared to $2,089,811 in 2010. This is a reflection of the costs associated with the increase in revenue. Interim posted a gross profit of $1,119,932 during 2011, versus a gross profit of $1,009,279 for 2010, an increase of 11%.

Interim recorded total operating expenses of $1,662,988 during 2011, a 69% increase as compared to operating expenses of $983,463 in the same period of 2010.  The increase is due to the recording of the non-cash charge for goodwill impairment.  General and administrative expenses totaled $306,348 in 2011 versus $349,430 in 2010, a decrease of 12%, due to measures taken to better manage overhead and administrative costs. Salaries, wages and related expenses decreased to $550,027 in 2011 from $561,617 in 2010, a decrease of 2%.  Selling expenses in 2011 were $61,889 versus $61,019 in 2010.

Interim’s net loss available to common shareholders was $347,438in 2011.  This represents a $363,241 decrease from our net income of $15,803 of 2010. The decrease is due to the recording of impairment of goodwill of $730,825, net of taxes in the fourth quarter of 2011.

Fiscal year ended December 31, 2010 compared to fiscal year ended December 31, 2009:

During 2010, Interim recorded revenues of $3,099,090, a 7% increase over revenues of $2,904,782 for the same period in 2009.  The increase for 2010 reflects an increase in revenue driven by the increased use of our staffing services in the Billings, Montana location combine with an increase in home healthcare services in the Casper, Wyoming location.

In 2010, cost of services totaled $2,089,811, a 6% increase as compared to $1,979,984 in 2009. This is a reflection of the costs associated with the increase in revenue. Interim posted a gross profit of $1,009,279 during 2010, versus a gross profit of $924,798 in 2009, an increase of 9%.

Interim recorded total operating expenses of $983,463 during 2010, a 2% increase as compared to operating expenses of $968,061 in the same period of 2009.  General and administrative expenses totaled $349,430 in the 2010 versus $318,793 in 2009, an increase of 9%, due to measures taken internally to better manage the business. Salaries, wages and related expenses remained unchanged at $561,617 in 2010 from $562,960 in 2009.  Selling expenses in 2010 were $61,019 versus $62,378 in 2009.

Interim’s net income available to common shareholders was $15,803 in 2010.  This represents a 158% increase from our net loss of $27,389 in 2009.

Inflation and seasonality:

Interim does not believe that inflation or seasonality will significantly affect its results of operation.

Liquidity and Capital Resources

Nine months 2012 compared to nine months 2011

Cash on hand was $405,700 at September 30, 2012, a decrease of $129,445 over the $535,145 on hand at December 31, 2011.  Cash provided by operations for the nine months ended September 30, 2012, was $240,461, an increase of $147,755 over the $92,706 cash provided by operations for the nine months ended September 30, 2011.  The increase in accounts receivable is a direct result of the increased revenue experience during the first nine months of 2012.  We continue to work on collection efforts to ensure timely receipt of cash.

Cash used by financing activities was $369,905 of payments to FAB Universal during the first nine months of 2012 versus $115,008 of cash investments made by the parent company during 2011.

This is a standard practice between FAB Universal and FHA to transfer cash from the subsidiary to the Parent. Each quarter, the cash balance of each subsidiary is reviewed and the cash in excess of the amount used for maintaining normal operations is transferred to the Parent.  A review of upcoming expenditures and the accounts receivable balance is also considered in determining the amount to transfer.

2011 compared to 2010

Cash on hand was $535,145 at December 31, 2011, an increase of $329,238 over the $205,907 on hand at December 31, 2010.  Cash provided by operations for 2011, was $177,989, an increase of $175,004 over the $2,985 cash provided by operations for 2010.  The increase in accounts receivable is a direct result of the increase revenue, however, we have been able to maintain our timely collections process, which contributed to the increased cash position.  Additionally, our deferral of payments with the increase in accrued expenses also allowed our cash position to increase at December 31, 2011.

Cash provided by financing activities was $151,249 which was from cash investments made by the parent company, FAB Universal.  In the 2010, Interim distributed payments of $142,892 to FAB Universal.

2010 compared to 2009

Cash on hand was $205,907 at December 31, 2010, a decrease of $139,907 over the $345,814 on hand at December 31, 2009.  Cash provided by operations for the year ended December 31, 2010, was $2,985, a $147,749 decrease over the $150,734 cash provided by operations for the year ended December 31, 2009.   As we had to meet our financial payment obligations at the end of 2010, our accrued expenses decreased, thus reducing the cash balance.  Additionally, the increased cost of workers’ compensation which requires a prepayment in the fourth quarter of 2010 also contributed to the decrease in our cash balance.

Cash used in financing activities was $142,892, which was for payments made to the parent company, FAB Universal.  In 2009, Interim distributed payments of $378,762 to FAB Universal.

Debt and Contractual Obligations

Interim maintains offices in Casper, Wyoming and Billings, Montana for our Interim Healthcare operation.  These facilities are rented for $4,750 and $1,447, respectively.  The Casper lease ends June 2018, and the Billings location entered a 3 year lease agreement effective March 1, 2011.

Critical Accounting Policies

Our discussion and analysis of our financial condition and the results of our operations are based upon our financial statements and the data used to prepare them. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. On an ongoing basis we re-evaluate our judgments and estimates including those related to bad debts, investments, long-lived intangible assets, and income taxes.

We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Actual results may differ from these estimates under different assumptions or conditions. Our estimates are guided by observing the following critical accounting policies.

Investments

Interim accounts for the purchase of debt and equity securities on a cost basis of accounting when at the time of the purchase the security does not have readily determinable fair values because it is either not publicly traded or is thinly traded and Interim does not have the ability to easily or readily convert the investment to cash in the open market.  Consequently, significant gains or losses may be recognized when the investment matures or is sold.  The size of the potential gain or loss is not easily estimated since there is no readily determinable fair value available.

Long-lived intangible assets

FU evaluates its long-lived assets for impairment whenever events or change in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the excess of the carrying amount over the fair value of the asset.

Goodwill

Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets of acquired companies. Goodwill is not amortized, but rather is tested at least annually for impairment or more frequently if triggering events or changes in circumstances indicate impairment. The Company adopted the new guidance of Accounting Standards Update No. 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (ASU 2010-28), which simplifies the goodwill impairment test by allowing the option to first assess qualitative factors in order to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Some of these qualitative factors may include macroeconomic conditions, industry and market considerations, a change in financial performance, entity-specific events, a sustained decrease in share price, and consideration of the difference between the fair value and carrying amount of a reporting unit as determined in the most recent quantitative assessment. If, through this qualitative assessment, the conclusion is made that it is more likely than not that a reporting unit's fair value is less than its carrying amount, a two-step impairment analysis is performed to estimate the fair value of goodwill. The first step involves comparing the fair value of a reporting unit to its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves comparing the implied fair value to the carrying amount of the goodwill of that reporting unit. If the carrying amount of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The fair value of each reporting unit during the quarter ended December 31, 2011 was less than the estimated fair value and an impairment charge of $730,825 was recorded.

Income taxes

FU accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance, if based on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The Company anticipates earnings in the near future and the realization of the benefit of the deferred tax assets.

For a description of accounting changes and recent enacted accounting standards, including the expected dates of adoption and estimated effects, if any, on our financial statements, see “Note 1: Recently Enacted Accounting Standards” in the financial statements included elsewhere in this prospectus.

B.  The following unaudited financial statements of Interim Healthcare of Wyoming, Inc., are included herewith:

Interim Healthcare of Wyoming, Inc.

Financial Statements

The Unaudited Financial Statements of the Company were prepared by management and commence on the following page, together with related notes.  In the opinion of management, the Unaudited Consolidated Financial Statements fairly present the financial condition of the Company.

Interim Healthcare of Wyoming, Inc.

INTERIM HEALTHCARE OF WYOMING, INC.

 BALANCE SHEETS

	September 30, 2012		December 31, 2011
Interim Statement of Financial Position
CURRENT ASSETS:
Cash	405,700		535,145
Accounts receivable	502,294	[1]	382,137	[1]
Prepaid expenses	22,445		15,349
Deferred tax asset, current	20,377		20,377
Total current assets	950,816		953,008

PROPERTY AND EQUIPMENT, net	1,607		4,275
GOODWILL	1,189,661		1,189,661
DEFERRED TAX ASSET, NET	84,587		84,587
Total assets	2,226,671		2,231,531

CURRENT LIABILITIES:
Accounts payable	38,038		49,976
Accrued expenses	323,803		87,209
Total current liabilities	361,841		137,185

DEFERRED TAX LIABILITY, NET	0		0

Total liabilities	361,841		137,185

STOCKHOLDERS' EQUITY

Common stock	1	[2]	1	[2]
Additional paid-in capital	1,215,285		1,585,190
Retained Earnings	649,544		509,155
Total stockholders' equity	1,864,830		2,094,346
Total liabilities and stockholders' equity	2,226,671		2,231,531

[1] net of $20,200 allowance

[2] $.001 par value, 50,000 shares authorized, 1,000 shares issued and outstanding

The accompanying notes are an integral part of these financial statements.

INTERIM HEALTHCARE OF WYOMING, INC.

 STATEMENTS OF OPERATIONS

	July 1 to Sept. 30, 2012	July 1to Sept. 30, 2011	Jan. 1 to Sept. 30, 2012	Jan. 1 to Sept. 30, 2011
Interim Statement of Operations
REVENUE
Total Revenue	1,056,038	858,765	3,231,286	2,484,685

COST OF SERVICES
Total Cost of Services	745,822	576,816	2,173,458	1,685,355

Gross Profit	310,216	281,949	1,057,828	799,330
OPERATING EXPENSES
Selling expenses	18,574	14,822	59,461	44,042
General and administrative	73,540	68,539	233,574	215,132
Salaries, wages and related expenses	341,852	140,135	614,762	418,984
Consulting fees	3,859	3,324	11,726	11,274
Total Operating Expenses	437,825	226,820	919,523	689,432
LOSS FROM OPERATIONS	(127,609)	55,129	138,305	109,898

OTHER INCOME (EXPENSE):
Interest income	53	74	192	214
Interest expense	0	0	0	(447)
Other income (expense)	1,000	9	1,892	1,002
Total Other Income (Expense)	1,053	83	2,084	769
INCOME(LOSS) BEFORE INCOME TAXES	(126,554)	55,212	140,389	110,667
CURRENT INCOME TAX EXPENSE (BENEFIT)	0	0	0	0
DEFERRED INCOME TAX EXPENSE (BENEFIT)	0	0	0	0
NET INCOME(LOSS) AVAILABLE TO COMMON SHAREHOLDERS	(126,554)	55,212	140,389	110,667

BASIC INCOME (LOSS) PER COMMON SHARE	(126.56)	55.21	140.39	110.67
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	1,000	1,000	1,000	1,000
DILUTED INCOME (LOSS) PER COMMON SHARE -	(126.56)	55.21	140.39	110.67
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	1,000	1,000	1,000	1,000

The accompanying notes are an integral part of these financial statements.

INTERIM HEALTHCARE OF WYOMING, INC. STATEMENT OF STOCKHOLDERS’ EQUITY FOR THE PERIODS ENDED SEPTEMBER 30, 2012, DECEMBER 31 2011AND 2010

			Additional
	Common Stock		Paid In	Retained
	Shares	Amount	Capital	Earnings
Balance at December 31, 2009	1,000	$1	$1,576,833	$840,790

Distribution to Owner (Parent)	0	0	(142,892)	0

Net income for the year ended December 31, 2010	0	0	0	15,803

Balance at December 31, 2010	1,000	$1	$1,433,941	$856,593

Investment by Owner	0	0	151,249	0

Net loss for the year ended December 31, 2011	0	0	0	(347,438)

Balance at December 31, 2011	1,000	$1	$1,585,190	$509,155

Distribution to Owner (Parent)	0	0	(369,905)	0

Net income for the nine months ended September 30, 2012	0	0	0	140,389

Balance at September 30, 2012	1,000	$1	$1,215,285	$649,544

The accompanying notes are an integral part of these financial statements.

INTERIM HEALTHCARE OF WYOMING, INC.

STATEMENTS OF CASH FLOWS

	September 30, 2012	September 30, 2011
Interim Statement of Cash Flows
Cash Flows from Operating Activities	140,389	110,667
Net income (loss)
Adjustments to reconcile net loss to net cash used in operating activities:

Change in deferred tax assets and liabilities	0	0
Change in allowance for doubtful accounts	0	(14,000)
Depreciation and amortization expense	2,668	4,258
Impairment of goodwill	0	0
Change in assets and liabilities:
Increase (Decrease) Accounts receivable	(120,157)	(70,392)
Increase (Decrease) Prepaid expenses	(12,145)	(12,699)
(Increase) Decrease Accounts payable	(11,937)	15,158
(Increase) Decrease Accrued expense	241,029	61,726
(Increase) Decrease Deferred revenue	614	(2,009)
Net Cash Provided by Operating Activities	240,461	92,706

Cash Flows from Investing Activities:
Purchase of property & equipment	0	0

Net Cash Used in Investing Activities	0	0

Cash Flows from Financing Activities:
Payments (to)/from FAB Universal Corp	(369,905)	115,008

Net Cash Provided/ (Used) by Financing Activities	(369,905)	115,008

Net Increase (Decrease) in Cash	(129,444)	207,717
Cash at Beginning of Period	535,144	205,907
Cash at End of Period	405,700	413,624
Supplemental Disclosures of Cash Flow Information
Cash paid during the periods for:
Interest	0	447
Income taxes	0	0

   Supplemental Disclosures of Non-Cash Investing and Financing

     Activities:

   For the Nine Months Ended September 30, 2012 and 2011

         None

  The accompanying notes are an integral part of these financial statements

INTERIM HEALTHCARE OF WYOMING, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Interim Healthcare of Wyoming, Inc. ["Interim"], a Wyoming corporation and a wholly owned subsidiary of FAB Universal Corp, was organized on September 30, 1991.  Interim operates primarily in the home healthcare and healthcare staffing services in Wyoming and Montana.  On September 8, 2005, FAB Universal Corp purchased all of the issued and outstanding shares of Interim Healthcare of Wyoming, Inc. ["Interim"], a Wyoming corporation, in a transaction accounted for as a purchase.  On April 3, 2007, Interim purchased the operations of Professional Personnel, Inc., d.b.a., Professional Nursing Personnel Pool [“PNPP”]. On June 22, 2012, Future Healthcare of America (“FHA”) was organized and all the shares of Interim were transferred to FHA.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Management made assumptions and estimates for determining reserve for accounts receivable, obsolete inventory and in determining the impairment of definite life intangible assets and goodwill.  Actual results could differ from those estimated by management.

Reclassification – The financial statements for the period ended prior to September 30, 2011 have been reclassified to conform to the headings and classifications used in the September 30, 2012 financial statements.

Cash and Cash Equivalents – The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.  At September 30, 2012, the Company had no cash balances in excess of federally insured limits.

Accounts Receivable - Accounts receivable consist of trade receivables arising in the normal course of business. At September 30, 2012 and 2011, the Company has an allowance for doubtful accounts of $20,200, which reflects the Company's best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. During the nine months ended September 30, 2012 and 2011, the Company adjusted the allowance for bad debt by $0 and $14,000, respectively.

Depreciation - Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives.

Leases - The Company accounts for leases in accordance with Accounting Standards Codification (“ASC”) Topic 840, (formerly Statement of Financial Accounting Standards SFAS No. 13 "Accounting for Leases").  Leases that meet one or more of the capital lease criteria of standard are recorded as a capital lease, all other leases are operating leases.

INTERIM HEALTHCARE OF WYOMING, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - Goodwill is evaluated for impairment annually in the fourth quarter of the Company’s fiscal year, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows.  The company recorded an impairment charge of $730,825 on goodwill during the quarter ended December 31, 2011as the estimated fair value of the reporting units was less than their estimated fair values.

Loss Per Share - The Company computes loss per share in accordance with FASB ASC Topic 260 Earnings Per Share, which requires the Company to present basic earnings per share and diluted earnings per share when the effect is dilutive (see Note 7).

Income Taxes - The Company accounts for income taxes in accordance with FASB ASC Topic 740 Accounting for Income Taxes.  This topic requires an asset and liability approach for accounting for income taxes (see Note 5).

Advertising Costs - Advertising costs are expensed as incurred and amounted to $38,120 and $25,386 for the periods ending September 30, 2012 and 2011, respectively.

Fair Value of Financial Instruments - The Company accounts for fair value measurements for financial assets and financial liabilities in accordance with FASB ASC Topic 820. The authoritative guidance, which, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as the exit price, representing the amount that would either be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•

Level 1. Observable inputs such as quoted prices in active markets for identical assets or liabilities;

•

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, prepaid expenses, accounts payable, and accrued expenses approximates their recorded values due to their short-term maturities.

Revenue Recognition - Revenue is generated from various payor’s including Medicare, Medicaid, Insurance Companies, and various other entities and individuals.  In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605, Revenue is recognized when persuasive evidence of an arrangement exists, services have been provided, the price of services is fixed or determinable, and collection is reasonably assured. Payments received prior to services being provided are recorded as a liability (deferred revenue) until such services are performed.  .  Revenue is recorded as net revenue in that contractual adjustments and discounts are deducted from Gross Revenue to determine net revenue.

INTERIM HEALTHCARE OF WYOMING, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently Enacted Accounting Standards

In December 2010, the FASB issued Accounting Standards Update No. 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (ASU 2010-28).  ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010.

Other recent accounting pronouncements issued by the FASB did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

NOTE 2 - PROPERTY & EQUIPMENT

The following is a summary of property and equipment at:

	Life	September 30, 2012	December 31, 2011

Furniture, fixtures and equipment	2-10 yrs	$89,084	$89,084
		89,084	89,084
Less: Accumulated depreciation		(87,477)	(84,809)
Property & equipment, net		$1,607	$4,275

Depreciation expense for the periods ended September 30, 2012 and 2011 was $2,668 and $4,258, respectively.

NOTE 3 - GOODWILL

Impairment - During 2011, FAB Universal Corp the parent of the Company performed its annual test of impairment of goodwill by comparing the net carrying value of the intangible asset with the quoted market prices on the NYSE – MKT. The Fair value was estimated using the average closing quoted stock price of FAB Universal Corp during the fourth quarter of 2011.  Based upon the results of this analysis, it was determined that the goodwill was impaired. The Company recorded an impairment charge of $730,825 as a result of impairment testing.

Goodwill - The following is a summary of goodwill:

	For the periods ended
	September 30, 2012	December 31, 2011

Goodwill at beginning of period	$1,189,661	$1,920,486
Impairment	-	(730,825)
Goodwill at end of period	$1,189,661	$1,189,661

INTERIM HEALTHCARE OF WYOMING, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - GOODWILL - continued

Goodwill consists of:	September 30,	December 31,
	2012	2011
Interim Healthcare of Wyoming – Casper	$585,881	$585,881
Interim Healthcare of Wyoming - Billings	603,780	603,780
Total Goodwill	$1,189,661	$1,189,661

NOTE 4 - CAPITAL STOCK

Common Stock - The Company has authorized 50,000 shares of common stock, $0.001 par value. As of September 30, 2012 and December 31, 2011, 1,000 shares were issued and outstanding.  The Company is a wholly owned subsidiary of Future Healthcare of America which is a wholly owned subsidiary of FAB Universal Corp.

NOTE 5 - INCOME TAXES

The Company accounts for income taxes in accordance with FASB ASC Topic 740, Accounting for Income Taxes which requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting and any available operating loss or tax credit carryforwards.  At December 31, 2011 and 2010, the total of all deferred tax assets was $104,965 and $21,721, respectively, and the total of the deferred tax liabilities was $0 and $111,256, respectively.  The amount of and ultimate realization of the benefits from the deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the Company’s future earnings, and other future events. The Company anticipates earnings in the near future and the realization of the benefit of the deferred tax assets.

We file U.S. federal, and U.S. states return, we are generally no longer subject to tax examinations for years prior to 2007 for U.S. federal and U.S. states tax returns.

NOTE 6 - LEASES

Operating Lease - The Company leases office space in Casper, Wyoming for $4,750 a month through June 2018.  The Company further leases space in Billings, Montana for of $1,447 a month through February 2014.

The future minimum lease payments for non-cancelable operating leases having remaining terms in excess of one year as of September 30, 2012 are as follows:

Year ending September 30

 Lease Payments

2013

74,796

2014

65,942

2015

58,704

2016

58,704

2017

58,704

Thereafter

14,676

Total Minimum Lease Payments

$

331,526

Lease expense charged to operations was $54,157 and $55,417 for the periods ended September 30, 2012 and 2011, respectively.

INTERIM HEALTHCARE OF WYOMING, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – INCOME/(LOSS) PER SHARE

The following data shows the amounts used in computing income (loss) per share and the weighted average number of shares of common stock outstanding for the periods presented for the periods ended:

	For the Three Months		For the Nine Months
	September 30		September 30
	2012	2011	2011	2011
Income/(Loss) from continuing operations available to common stockholders (numerator)	$(126,554)	$55,212	$140,389	$110,667
Income/(Loss) available to common stockholders (numerator)	(126,554)	55,212	140,389	110,667
Weighted average number of common shares outstanding during the period used in loss per share (denominator)	1,000	1,000	1,000	1,000

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time of this report:

Effective October 1, 2012, FAB Universal Corp affected the spin-off of FHA, a wholly owned subsidiary of FAB Universal, and its subsidiary, Interim Healthcare of Wyoming, Inc.  Each shareholder of FAB Universal Corp received one share of common stock of FHA for each share of FAB Universal Corp held as of the record date of September 5, 2012.  FHA is traded on the OTCBB under the ticker symbol “FUTU”